BRASKEM S.A
                C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 481st MEETING OF THE BOARD OF DIRECTORS

                            HELD ON DECEMBER 9, 2003



On the 9th (ninth) calendar day of the month of December, two thousand and three, at 6:00 p.m. (six p.m.), at the Company's office located at Avenida das Nacoes Unidas, No. 4777, ZIP Code 05477-000, Sao Paulo/SP, the 481st (four hundred and eighty-first) Meeting of the Board of Directors of BRASKEM S.A. was held, and the undersigned Board members were present. The justified absence of Board member Fernando de Castro Sa, as well as of his respective alternate, was recorded. Also in attendance were the officer Mauricio Roberto de Carvalho Ferro, the representative of the Fiscal Council, Mr. Ismael Campos de Abreu, and the Board's Secretary, Mr. Nelson Raso. The Board's Chairman, Pedro Augusto Ribeiro Novis, chaired the meeting and Dr. Ana Patricia Soares Nogueira served as secretary to the meeting. AGENDA: 1) Subjects for deliberation: The following decisions were unanimously taken by those present: 1)PROPOSALS FOR DELIBERATION ("PD"): upon due analysis of their terms and related documentation, the following Proposals were approved, having been previously delivered by the Board of Executive Officers for acknowledgement to the members of the Board of Directors, as established in their Internal Regulations, copies of which were duly filed at the Company's headquarters: a) PD.CA/BAK 18/2003 Partial Spin-off of Odequi and transfer of the spun-off assets to Braskem, for the purpose of approving the favorable expression by the Company's Board of Directors with respect to the partial spin-off of Odebrecht Quimica S.A. and subsequent merger of the spun-off portion of its shareholders' equity into the Company, and authorize the Board of Executive Officers to take all actions required for the implementation and effectuation of this transaction, according to the terms and conditions provided in the PD; b) PD.CA/BAK 19/2003 - Merger of Trikem into Braskem, for the purpose of approving the favorable expression by the Company's Board of Directors with respect to the proposal to merge Trikem S.A. into the Company, including the conversion of class "A" preferred shares into the Company's common shares, and authorize the Board of Executive Officers to take all actions required for the implementation and effectuation of said merger, according to the terms and conditions provided in the PD; 2) CONVOCATION OF EXTRAORDINARY SHAREHOLDERS' MEETINGS authorized the convocation of Extraordinary Shareholders' Meetings to be held on (i) January 12, 2004, to deliberate with respect to the proposal mentioned in item 1.a) above, and (ii) January 15, 2004, to deliberate with respect to the proposal mentioned in item 1.b) above; II) Subjects in Company's Interest: None of record. CLOSING OF THE MINUTES: No further subjects remaining to be handled, these minutes were prepared, read, discussed and found compliant, and were signed by all attending Board members, by the Chairman and by the Secretary of the Meeting. Sao Paulo/SP, December 09, 2003. (Signatures: Pedro Augusto Ribeiro Novis - President; Ana Patricia Soares Nogueira - Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis; Carlos Alberto de Meira Fontes; Cezar dos Santos; Francisco Teixeira de Sa; Jose de Freitas Mascarenhas; Luiz Fernando Cirne Lima; Margareth Feijo Brunnet; Newton Sergio de Souza).

              Agrees to the original transcribed in the minute book




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                                   BRASKEM S.A
                C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939
             MINUTES OF THE 481st MEETING OF THE BOARD OF DIRECTORS

                            HELD ON DECEMBER 9, 2003

                          Ana Patricia Soares Nogueira
                                    Secretary